SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                         BELL NATIONAL CORPORATION
                             (Name of Issuer)


                        Common Stock, no par value
                      (Title of Class of Securities)


                                 078142106
                              (CUSIP Number)


                            Jeffrey C. Everett
                               Holleb & Coff
                     55 East Monroe Street, Suite 4100
                          Chicago, Illinois 60603
                              (312) 807-4600

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             December 4, 1998
               (Date of Event which Requires this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No. 078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Peter P. Gombrich

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         a[ ]
                                         b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2 (d) OR 2(a)                 [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                              7.    SOLE VOTING POWER

                                         2,395,547

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         2,256,590

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,395,547

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                          [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  20.0

14.   TYPE OF REPORTING PERSON*

                  IN

                               SCHEDULE 13D

CUSIP No.  078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Theodore L. Koenig

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

                              7.    SOLE VOTING POWER

                                         1,235,484

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         1,235,484

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,235,484

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  10.3

14.   TYPE OF REPORTING PERSON*

                  IN

                               SCHEDULE 13D

CUSIP No.  078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  William J. Ritger

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Unites States

                              7.    SOLE VOTING POWER

                                         15,440

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         15,440

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  15,440

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.1

14.   TYPE OF REPORTING PERSON*

                  IN

                               SCHEDULE 13D

CUSIP No.  078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Fred H. Pearson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Unites States

                              7.    SOLE VOTING POWER

                                         107,220

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         107,220

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  107,220

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9

14.   TYPE OF REPORTING PERSON*

                  IN

                               SCHEDULE 13D

CUSIP No.  078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Walter Herbst

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                              7.    SOLE VOTING POWER

                                         343,103

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         0

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  343,103

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.9

14.   TYPE OF REPORTING PERSON*

                  IN

                               SCHEDULE 13D

CUSIP No.  078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AccuMed International, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                              7.    SOLE VOTING POWER

                                         85,776

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         85,776

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  85,776

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.7

14.   TYPE OF REPORTING PERSON*

                  CO

                               SCHEDULE 13D

CUSIP No.  078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Northlea Partners Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Colorado

                              7.    SOLE VOTING POWER

                                         107,220

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         107,220

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  107,220

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.9

14.   TYPE OF REPORTING PERSON*

                  PN

                               SCHEDULE 13D

CUSIP No.  078142106

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Monroe Investments, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

                  OO

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Illinois

                              7.    SOLE VOTING POWER

                                         172,552

                              8.    SHARED VOTING POWER

                                         0

                              9.    SOLE DISPOSITIVE POWER

                                         172,552

                              10.   SHARED DISPOSITIVE POWER

                                         0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  172,552

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.4

14.   TYPE OF REPORTING PERSON*

                  CO

ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock") of Bell National Corporation, a California corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3600 Rio Vista Avenue, Suite A, Orlando FL 32805.


ITEM 2.     IDENTITY AND BACKGROUND.

      This statement is being jointly filed by (1) Peter P. Gombrich, (2) Theodore L. Koenig, (3) William J. Ritger, (4) Fred H. Pearson, (5) Walter Herbst, (6) AccuMed International, Inc. ("AccuMed"), (7) Northlea Partners Ltd. ("Northlea"), and (8) Monroe Investments, Inc. ("Monroe"), pursuant to the agreement which is attached to this statement as Exhibit 5. Mr. Gombrich, Mr. Koenig, Mr. Ritger, Mr. Pearson, Mr. Herbst, AccuMed, Northlea, and Monroe are sometimes collectively referred to herein as the "Reporting Persons." This statement is filed to report the Reporting Persons' exchange, pursuant to the Stock and Membership Interest Exchange Agreement dated December 4, 1998 (the "Exchange Agreement") (as more particularly described below), of all the units of membership interest (the "Units") in InPath, LLC, ("InPath"), a Delaware limited liability company, for shares of Common Stock, and warrants to purchase Common Stock, as more particularly described below, and to report their execution and delivery of a Stockholders Agreement dated December 4, 1998 (as more particularly described below), pursuant to which they have agreed to vote their shares of Common Stock in a common manner for certain purposes. As a result of the Exchange Agreement and the Stockholders Agreement, the Reporting Persons may be deemed the beneficial owners, individually or as members of a group pursuant to Rule 13d-5(b)(1), of more than five percent of the outstanding Common Stock.

      Mr. Gombrich. Peter P. Gombrich is filing in his capacity as an individual, as Trustee of the Inpath, LLC Voting Trust, and because he may be a member of a group pursuant to Rule 13d-5(b)(1). Mr. Gombrich is principally employed as Chairman and Chief Executive Officer of InPath and as Chairman, Chief Executive Officer, and Secretary of the Issuer. InPath is a biomedical device company whose principal business is developing point-of-care cytology systems. The principal business of the Issuer is to serve as a holding company for its wholly owned subsidiaries which, in addition to InPath, are PFI National Corporation, Bell Savings and Loan Association, and Pacific Coast Holdings Insurance Company. Except for InPath, the Issuer's subsidiaries have no substantial assets or operations.

Mr. Gombrich's business address is that of InPath, 900 North Franklin Street, Suite 210, Chicago, Illinois 60610. The Issuer's business address is 3600 Rio Vista Avenue, Suite A, Orlando, Florida 32805.

      Mr. Koenig. Theodore L. Koenig is filing in his capacity as Trustee of The EAG Trust, The CMC Trust, The MDG Trust, and the MSD Trust, and because he may be a member of a group pursuant to Rule 13d-5(b)(1). Mr. Koenig is principally employed as an attorney, and his business address is that of the law firm of which he is a member, Holleb & Coff, 55 East Monroe Street, Suite 4100, Chicago, Illinois 60603.

      Mr. Ritger. William J. Ritger is filing because he may be a member of a group pursuant to Rule 13d-5(b)(1). Mr. Ritger is principally employed in the business of providing research services concerning equity securities. He conducts this employment at The Research Works, Inc., 623 Ocean Avenue, Sea Girt, New Jersey 08750. The principal of The Research Works, Inc. is to provide equity securities research services.

      Mr. Pearson. Fred H. Pearson is filing because he may be a member of a group pursuant to Rule 13d-5(b)(1). Mr. Pearson is principally employed as an insurance executive. He conducts this employment at Cameron General Corporation, whose business address is 10 South LaSalle Street, Chicago, Illinois 60603. Cameron General Corporation is an insurance holding company.

      Mr. Herbst. Walter Herbst is filing because he may be a member of a group pursuant to Rule 13d-5(b)(1). Mr. Herbst is principally employed as chairman of the product development firm Herbst Lazar Bell. He conducts this employment at the firm's business address, which is 355 North Canal Street, Chicago, Illinois, 60606.

      AccuMed International, Inc., a Delaware corporation, is filing because it may be a member of a group pursuant to Rule 13d-5(b)(1). AccuMed's principal business is cytology-related products. AccuMed's principal business and principal office are located at 900 North Franklin Street, Suite 401, Chicago, Illinois 60610.

      The name, business address, and present principal occupation of each of the directors and executive officers of AccuMed are set forth in Appendix I which is attached hereto and incorporated herein by reference.

      Northlea Partners Ltd., a Colorado limited partnership, is filing because it may be a member of a group pursuant to Rule 13d-5(b)(1). Northlea's principal business is to serve as a family investment vehicle. The address of Northlea's principal business and principal office are at 2365 NW 41 Street, Boca Raton, Florida 33431.

      Dr. John H. Abeles. Dr. John H. Abeles is general partner of Northlea. Dr. Abeles is principally employed as President of MedVest, Inc., a medical consulting concern, and as General Partner of Northlea. Dr. Abeles conducts this employment at the business address of Medvest, Inc. and Northlea, which is 2365 NW 41 Street, Boca Raton, Florida 33431.

      Monroe Investments, Inc., an Illinois corporation, is filing because it may be a member of a group pursuant to Rule 13d-5(b)(1). Monroe is principally engaged in the business of making strategic investments providing growth capital to various ventures. Monroe's principal business and principal office are located at the office of Mr. Koenig at 55 East Monroe Street, Suite 4100, Chicago, Illinois 60603.

      The sole shareholder and sole director of Monroe is Mr. Koenig. As Monroe's President, Secretary, and Treasurer, Mr. Koenig is Monroe's only officer.

      During the last five years, none of Mr. Gombrich, Mr. Koenig, Mr. Ritger, Mr. Pearson or Mr. Herbst has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws. Mr. Gombrich, Mr. Koenig, Mr. Ritger, Mr. Pearson, and Mr. Herbst is each a citizen of the United States.

      During the last five years, none of AccuMed, Northlea, or Monroe, nor, to the best of their knowledge, any director or executive officer of any of them listed in Appendix I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     As a result of the Stockholders Agreement (as more particularly described below), the Reporting Persons may be deemed to be members of a group, within the meaning of Rule 13d-5(b)(1), consisting of the Reporting Persons and certain other parties to the Stockholders Agreement. Such other parties to the Stockholders Agreement (collectively, the "Non-InPath Parties") are: Alexander M. Milley, Robert C. Shaw, Cadmus Corporation, Milley Management Incorporated, and Winchester National, Inc. The Reporting Persons disclaim membership in any such group consisting of themselves and the Non-InPath Parties, or in any other group within the meaning of Rule 13d-5(b)(1), and have so indicated by checking the box at 2(b) on their respective cover pages of this Schedule 13D. The Reporting

Persons have identified the Non-InPath Parties in order to comply with Rule 13d-1(k)(2) should the Reporting Persons be deemed members of a group with the Non-InPath Parties despite the Reporting Persons' disclaimer of being members of such a group. Except for the names of the Non-InPath Parties, the Reporting Persons, on the date of this statement, cannot be certain of any of the other information required by Item 2 of Schedule 13D as relates to the Non-InPath Parties.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Pursuant to the Stock and Membership Interest Exchange Agreement, dated as of December 4, 1998 (the "Exchange Agreement"), by and among the Issuer, InPath, and each of the Reporting Persons, on December 4, 1998, each of the Reporting Persons exchanged the Units of InPath owned by it for shares of Common Stock and warrants to purchase shares of Common Stock (the "Warrants"). In total, pursuant to the Exchange Agreement the Reporting Persons received 4,288,790 shares of Common Stock and Warrants to purchase 3,175,850 shares of Common Stock. Upon exercise or redemption of the Warrants, the holders will beneficially own in the aggregate 50% of the shares of Common Stock on a fully diluted basis. The Warrants are not presently exercisable as more fully described below. The amount of Units exchanged by each Reporting Person was as follows:

      Mr. Gombrich, individually                                 52,616

      Mr. Gombrich, as Trustee of InPath, LLC Voting Trust        3,240

      Mr. Koenig, as Trustee of The EAG Trust                     6,428

      Mr. Koenig, as Trustee of The CMC Trust                     6,428

      Mr. Koenig, as Trustee of The MDG Trust                     6,428

      Mr. Koenig, as Trustee of The MSD Trust                     5,500

      Mr. Ritger                                                    360

      Mr. Pearson, as Trustee of Fred H. Pearson's Trust          2,500

      Mr. Herbst, as Trustee of the Sandra Herbst Trust           8,000

      AccuMed                                                     2,000

      Northlea                                                    2,500

      Monroe                                                      4,000


ITEM 4.     PURPOSE OF TRANSACTION.

      The purposes of the Reporting Persons' acquisition of the Common Stock pursuant to the Exchange Agreement were to acquire control of the Issuer, to provide working capital for the business of InPath through utilization of the Issuer's funds, and to create a vehicle for further growth of the InPath business.

The Exchange Agreement.

      The Warrants received pursuant to the Exchange Agreement, when exercised, will permit the Reporting Persons to acquire, in the aggregate, 3,175,850 shares of Common Stock. The Warrants are not exercisable as of the date of filing this statement, and will only become exercisable after the earlier of the date of the meeting of the Issuer's stockholders contemplated by Section 7.4(b) of the Exchange Agreement (described below), and March 30, 1999, or such later date to which the Chief Executive Officer of InPath may agree for the holding of such meeting. The Issuer does not have sufficient shares of Common Stock authorized to permit exercise of the Warrants at this time.

      Pursuant to Section 7.4(a) of the Exchange Agreement, the Issuer must, promptly after December 4, 1998, but in no event later than March 30, 1999 or such later date as is approved by Mr. Gombrich, take all actions necessary to incorporate a wholly owned subsidiary, to be named (if available) Ampersand Medical Corporation ("Ampersand"), under the laws of the State of Delaware.

      Pursuant to Section 7.4(b) of the Exchange Agreement, promptly after December 4, 1998, the Issuer must call a stockholder meeting to be held no later than March 30, 1999 or such later date as is agreed upon by Mr. Gombrich, for purposes which include (i) approving the merger of the Issuer with and into Ampersand, with Ampersand as the surviving corporation; (ii) authorizing additional shares of Common Stock in an amount at least sufficient to permit the issuance of Common Stock issuable upon exercise of the Warrants; (iii) authorizing shares of so-called "blank check" preferred stock; (iv) electing a slate of directors of Mr. Gombrich, Dr. Abeles, Denis O'Donnell, Alexander Milley and an additional director to be selected by Mr. Gombrich and Mr. Milley; and (v) ratify the transactions contemplated by the Exchange Agreement and certain other agreements entered into by the Issuer on December 4, 1998.

      Pursuant to Section 7.4(c) of the Exchange Agreement, the existing members of the Issuer's Board of Directors must recommend that the Issuer's stockholders vote in favor of each of the proposals listed above.

      Pursuant to Section 7.4(e) of the Exchange Agreement, promptly after December 4, 1998, the directors of the Issuer must appoint Mr. Gombrich, Thomas R. Druggish, Denis M. O'Donnell, Alexander M. Milley and Robert C. Shaw to the Issuer's Board of Directors, with Mr. Gombrich serving as Chairman of the Board. Pursuant to Section 1.3(a) of the Agreement, the Issuer must take such actions as may be necessary and appropriate so that those persons shall be the directors of the Issuer at and as of December 4, 1998.

      Pursuant to Section 7.4(f) of the Exchange Agreement, on December 4, 1998 the Board of Directors of the Issuer appointed Peter P. Gombrich and Denis M. O'Donnell as directors of the Issuer and the following persons as officers of the Issuer: (i) Mr. Gombrich, as Chairman, Chief Executive Officer and Secretary; (ii) Leonard Prange, as President and Chief Financial Officer; (iii) Richard Dominick, as Vice President and Chief Technology Officer; (iv) David M. Doolittle, as Vice President and Treasurer. Pursuant to Section 1.3(b) of the Agreement, the Issuer must take such actions as may be necessary and appropriate so that those persons shall be the officers of the Issuer with the stated positions, at and as of December 4, 1998.

The Stockholders Agreement.

      Pursuant to the Stockholders Agreement, dated as of December 4, 1998 (the "Stockholders Agreement"), by and among the Issuer, Alexander M. Milley, Robert C. Shaw, Cadmus Corporation, a Massachusetts corporation, Milley Management Incorporated, a Delaware corporation, and each of the Reporting Persons, the Reporting Persons have agreed to certain matters relating to their rights as owners of Common Stock. Pursuant to Section
1.01 of the Stockholders Agreement, the Reporting Persons have agreed to, as soon as practicable after December 4, 1998, vote their shares of Common Stock in favor of, and to take all other actions necessary to, elect as directors of the Issuer, two directors designated by Mr. Gombrich, two directors designated by Mr. Milley, and an additional director to be selected by Mr. Gombrich and Mr. Milley. The Stockholders Agreement provides further that at the first meeting of the Issuer's shareholders to be held after December 4, 1998, the directors to be elected to the Issuer's Board of Directors shall be Mr. Gombrich, Dr. Abeles, Denis M. O'Donnell, Mr. Milley, and an additional director to be selected by Mr. Gombrich and Mr. Milley.

      Pursuant to Section 1.02 of the Stockholders Agreement, the Reporting Persons must, together with the other parties to the Stockholders
Agreement, after December 4, 1998, take all actions necessary to cause the Issuer's Board of Directors to appoint the same persons to the same positions as officers of the Issuer as provided for in Section 7.4(f) of the Exchange Agreement described above.

      Pursuant to Section 1.03 of the Stockholders Agreement, the Reporting Persons must, together with the other parties to the Stockholders Agreement, when presented at a meeting of shareholders or through a solicitation for consents, vote their Common Stock and take all other reasonable actions necessary to approve or authorize, among other actions, each of the approvals or authorizations (i) through (iii) indicated above which are called for by Section 7.4(b) of the Exchange Agreement.

      Pursuant to Section 2.01 of the Stockholders Agreement, if a shareholder or group of shareholders beneficially owning more than 50% of the outstanding Common Stock held by parties to the Stockholders Agreement ("Majority Shareholders") should transfer shares that constitute more than 50% of the outstanding Common Stock, such Majority Shareholders may require, subject to certain notice and other requirements, all, but not less than all, of the other shareholders of the Issuer to participate in such transfer at the same price and on the same terms and conditions obtained by the Majority Shareholders.

      Pursuant to Article III of the Stockholders Agreement, Majority Shareholders or other shareholders of the Issuer may, subject certain specified conditions, demand and obtain from the Issuer the Issuer's best efforts to register shares of the Common Stock under the Securities Act of 1933.

      Except as set forth above, there are no plans or proposals of the Reporting Persons which relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) (i) Mr. Gombrich. On the date of this statement, the aggregate number of shares of Common Stock of which Mr. Gombrich may be deemed a beneficial owner is 2,395,547 (approximately 20.0% of the Common Stock outstanding). This number includes (A) 2,256,590 shares of Common Stock held as an individual and (B) 138,957 shares of Common Stock held as Trustee of the InPath, LLC Voting Trust. On the date of this statement Mr. Gombrich is also the beneficial owner of Warrants to purchase 1,773,902 shares of Common Stock. This number includes (A) Warrants to purchase 1,671,005 shares of Common Stock held as an individual and (B) Warrants to purchase 102,897 shares of Common Stock held as Trustee of the InPath, LLC Voting Trust. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (ii) Mr. Koenig. On the date of this statement, the aggregate number of shares of Common Stock of which Mr. Koenig may be deemed a beneficial owner is 1,235,484 (approximately 10.3% of the Common Stock outstanding). This number includes (A) 275,683 shares of Common Stock held as Trustee of The EAG Trust, (B) 275,683 shares of Common Stock held as Trustee of The CMC Trust, (C) 275,683 shares of Common Stock held as Trustee of The MDG Trust, (D) 235,883 shares of Common Stock held as Trustee of The MSD Trust, and (E) 172,552 shares of Common Stock owed by Monroe. On the date of this statement Mr. Koenig is also the beneficial owner of Warrants to purchase 787,104 shares of Common Stock. This number includes (A) Warrants to purchase 204,144 shares of Common Stock held as Trustee of The EAG Trust,
(B) Warrants to purchase 204,144 shares of Common Stock held as Trustee of The CMC Trust, (C) Warrants to purchase 204,144 shares of Common Stock held as Trustee of The MDG Trust, (D) Warrants to purchase 174,672 shares of Common Stock held as Trustee of The MSD Trust, and (E) 127,034 Warrants to purchase shares of Common Stock owned by Monroe. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (iii) Mr. Ritger. On the date of this statement, the aggregate number of shares of Common Stock of which Mr. Ritger may be deemed a beneficial owner is 15,440 (approximately 0.1% of the Common Stock outstanding). On the date of this statement Mr. Ritger is also the beneficial owner of Warrants to purchase 11,433 shares of Common Stock. Mr. Ritger holds the shares of Common Stock and the Warrants as an individual. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (iv) Mr. Pearson. On the date of this statement, the aggregate number of shares of Common Stock of which Mr. Pearson may be deemed a beneficial owner is 107,220 (approximately 0.9% of the Common Stock outstanding). On the date of this statement Mr. Pearson is also the beneficial owner of Warrants to purchase 79,396 shares of Common Stock.
Mr. Pearson holds the shares of Common Stock and the Warrants as Trustee of Fred H. Pearson's Trust. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (v) Mr. Herbst. On the date of this statement, the aggregate number of shares of Common Stock of which Mr. Herbst may be deemed a beneficial owner is 343,103 (approximately 2.9% of the Common Stock outstanding). On the date of this statement Mr. Herbst is also the beneficial owner of Warrants to purchase 254,068 shares of Common Stock. Mr. Herbst holds the shares of Common Stock and the Warrants as Trustee of the Sandra Herbst Trust. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (vi) AccuMed. On the date of this statement, the aggregate number of shares of Common Stock of which AccuMed may be deemed a beneficial owner is 85,766 (approximately 0.7% of the Common Stock outstanding). On the date of this statement AccuMed is also the beneficial owner of Warrants to purchase 63,517 shares of Common Stock. AccuMed holds the shares of Common Stock and the Warrants for its own account. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (vii) AccuMed directors and executive officers. On the date of this statement, none of the AccuMed directors and executive officers set forth in Appendix I hereto owned, for their own account, any shares of Common Stock or Warrants to purchase shares of Common Stock.

      (viii) Northlea. On the date of this statement, the aggregate number of shares of Common Stock of which Northlea may be deemed a beneficial owner is 107,220 (approximately 0.9% of the Common Stock outstanding). On the date of this statement Northlea is also the beneficial owner of Warrants to purchase 79,396 shares of Common Stock. Northlea holds the shares of Common Stock and the Warrants for its own account. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (ix) Dr. Abeles. On the date of this statement, except for the shares of Common Stock owned by Northlea, Dr. Abeles is not the beneficial owner of any shares of Common Stock or Warrants to purchase shares of Common Stock.

      (x) Monroe. On the date of this statement, the aggregate number of shares of Common Stock of which Monroe may be deemed a beneficial owner is 171,552 (approximately 1.4% of the Common Stock outstanding). On the date of this statement Monroe is also the beneficial owner of Warrants to purchase 127,034 shares of Common Stock. Monroe holds the shares of Common Stock and the Warrants for its own account. As explained under Item 4 above, the Warrants are not exercisable at this time.

      (xi) Mr. Koenig as sole director and executive officer of Monroe. On the date of this statement, except for the shares of Common Stock and Warrants to purchase shares of Common Stock held as Trustee of The EAG Trust, Trustee of The CMC Trust, Trustee of The MDG Trust, and Trustee of The MSD Trust, and the shares of Common Stock and Warrants to purchase shares of Common Stock owned by Monroe, Mr. Koenig does not beneficially own any shares of Common Stock or Warrants to purchase shares of Common Stock.

      (xii) The Non-InPath Parties. On the date of this statement, the Reporting Persons do not know or have reason to know the aggregate number of shares or percentage of Common Stock beneficially owned by the Non-InPath Parties.

      Except for the shares of Common Stock owned by Monroe with respect to Mr. Koenig, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons or by any of the Non-InPath Parties.

      (b)(i) Mr. Gombrich. Mr. Gombrich has sole power to vote and sole power to dispose or direct the disposition of the 2,256,590 shares of Common Stock he holds as an individual. Mr. Gombrich has sole power to vote the 138,957 shares he holds as Trustee of the InPath, LLC Voting Trust, but does not have power to dispose or direct the disposition of such shares.

      (ii) Mr. Koenig. Mr. Koenig has sole power to vote and sole power to dispose of the 1,235,484 shares of Common Stock he holds as Trustee of The EAG Trust, Trustee of The CMC Trust, Trustee of The MDG Trust, and Trustee of The MSD Trust, and controls as sole shareholder, director and executive officer of Monroe combined.

      (iii) Mr. Ritger. Mr. Ritger has sole power to vote and sole power to dispose of the 15,440 shares of Common Stock he holds as an individual.

      (iv) Mr. Pearson. Mr. Pearson has sole power to vote and sole power to dispose of the 107,220 shares of Common Stock he holds as Trustee of Fred H. Pearson's Trust.

      (v) Mr. Herbst. Mr. Herbst has sole power to vote the 343,103 shares of Common Stock he holds as Trustee of the Sandra Herbst Trust, but does not have power to dispose or direct the disposition of such shares.

      (vi) AccuMed. AccuMed has sole power to vote and sole power to dispose of the 85,776 shares of Common Stock it holds for its own account.

      (vii) AccuMed directors and executive officers. The AccuMed directors and executive officers set forth in Appendix I hereto share with one another the power to vote and dispose of the shares of Common Stock owned by AccuMed. Otherwise, none of the AccuMed directors or executive officers has any power to vote, direct the vote, dispose of, or direct the disposition of any shares of Common Stock.

      (viii) Northlea. Northlea has sole power to vote and sole power to dispose of the 107,220 shares of Common Stock it holds for its own account.

      (ix) Dr. Abeles. Dr. Abeles, as General Partner of Northlea, has sole power to vote and sole power to dispose of the shares of Common Stock owned by Northlea. Otherwise, Dr. Abeles does not have any power to vote, direct the vote, dispose of, or direct the disposition of any shares of Common Stock.

      (x) Monroe. Monroe has sole power to vote and sole power to dispose of the 171,552 shares of Common Stock it holds for its own account.

      (xi) As sole shareholder, director and executive officer of Monroe, Mr. Koenig has sole power to vote and sole power to dispose of the shares of Common Stock owned by Monroe. Except for the shares of Common Stock owned by Monroe and except for the shares of Common Stock he holds as Trustee of The EAG Trust, Trustee of The CMC Trust, Trustee of The MDG Trust, and Trustee of The MSD Trust, Mr. Koenig has no power to vote, direct the vote, dispose of, or direct the disposition of any shares of Common Stock.

      (xii) The Non-InPath Parties. The Reporting Persons do not know or have reason to know the number of shares beneficially owned on the date of this statement by the Non-InPath Parties over which the Non-InPath Parties have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

      (c) The Reporting Persons. Except as set forth herein, there have been no transactions in the Common Stock effected by the Reporting Persons during the 60 days preceding the date of this statement.

      The Non-InPath Parties. On December 4, 1998, the Non-InPath Parties other than Winchester National, Inc. entered into a Claims Settlement Agreement by and among the Issuer, themselves, and Liberty Associates Limited Partnership, a Delaware limited partnership. Pursuant to the Claims Settlement Agreement, these Non-InPath Parties each received shares of Common Stock in settlement of debts owed to them by the Issuer on account of employment compensation, management fees, and other amounts payable. The dollar amounts of each of these Non-InPath Parties' claims and the number of shares of Common Stock each of the claims was settled for are set forth in Annex A to the Claims Settlement Agreement, which Agreement is Exhibit 4 to this Schedule 13D and which Annex A is herein incorporated by reference. Except as set forth in the Claims Settlement Agreement, the Reporting Persons do not know or have reason to know of any transactions in the Common Stock effected during the last 60 days or since the most recent filing of a Schedule 13D, by any of the Non-InPath Parties.

      (d) Except as set forth herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

      Except for the Exchange Agreement and Stockholders Agreement described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to the Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                   DESCRIPTION

Exhibit 1. Exchange Agreement dated December 4, 1998 by and among the Issuer, InPath, Mr. Gombrich, Mr. Koenig, Mr. Ritger, Mr. Pearson, Mr. Herbst, AccuMed, Northlea, and Monroe.

Exhibit 2. Stockholders Agreement dated December 4, 1998 by and among the Issuer, Alexander M. Milley, Robert C. Shaw, Cadmus
Corporation, Milley Management Incorporated, Mr. Gombrich, Mr. Koenig, Mr. Ritger, Mr. Pearson, Mr. Herbst, AccuMed, Northlea, and Monroe.

Exhibit 3.              Form of Common Stock Purchase Warrant.

Exhibit 4. Claims Settlement Agreement dated December 4, 1998 by and among the Issuer, Alexander M. Milley, Robert C. Shaw, Cadmus Corporation, Milley Management Incorporated, and Liberty Associates Limited Partnership.

Exhibit 5.              Joint Filing Agreement.

Exhibit 6.              Powers of Attorney.

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 1998



                                         Peter P. Gombrich

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         His:  Attorney-in-Fact


                                         Theodore L. Koenig

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         His:  Attorney-in-Fact


                                         William J. Ritger

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         His:  Attorney-in-Fact


                                         Fred H. Pearson

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         His:  Attorney-in-Fact


                                         Walter Herbst

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         His:  Attorney-in-Fact



                                         AccuMed International, Inc.

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         Its:  Attorney-in-Fact



                                         Northlea Partners Ltd.

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         Its:  Attorney-in-Fact



                                         Monroe Investments, Inc.

                                         /s/ Jonathan A. Bohlen
                                         ------------------------------
                                         Its:  Attorney-in-Fact

                                APPENDIX I

                     DIRECTORS AND OFFICERS OF ACCUMED

      Set forth below are the names and present principal occupations of each director and executive officer of AccuMed. Except as set forth below, the business address of each of the persons listed is the same as that set forth in Item 2 for AccuMed.

Name and Business Address:          Position with AccuMed and Present
                                    Principal Occupation:


Peter P. Gombrich                   See Item 2
See Item 2

J. Donald Gaines                    Director, President of the
Business address of Storz           Storz Division of American
Division of American Cyanamid       Cyanamid Company
Company

Jack H. Halperin, Esq.              Director, corporate attorney

Paul F. Lavallee                    Director, Chairman of the Board, Chief
Business address of AccuMed         Executive Officer and President

Joseph W. Plandowski                Director, President of The
Business address of The             Lakewood Group, whose
Lakewood Group                      principal business is
                                    healthcare consulting

Robert L. Priddy                    Director, Chairman of the
Business address of ValuJet,        Board and Chief Executive
Inc.                                Officer of ValuJet, Inc.,
                                    whose principal business is
                                    providing air travel services

Leonard M. Schiller, Esq.           Director, attorney
Business address of Klein &         specializing in real estate
McElroy, P.C.                       tax law, partner in the law
                                    firm of Klein & McElroy, P.C.,
                                    and President of The Dearborn
                                    Group, a company whose
                                    principal business is
                                    residential property
                                    management and real estate
                                    acquisition

Norman J. Pressman, Ph.D.           Senior Vice President of
Business address of AccuMed         Research and Development and
                                    Chief Scientific Officer

Leonard R. Prange                   Chief Operating Officer, Chief
Business address of AccuMed         Financial Officer, and
                                    Corporate Vice President

Joyce L. Wallach, Esq.              General Counsel and Secretary,
1500 7th Avenue                     corporate attorney
Sacramento, California  95818

                               EXHIBIT INDEX

Exhibit No.                   Description

Exhibit 1. Exchange Agreement dated December 4, 1998 by and among the Issuer, InPath, Mr. Gombrich, Mr. Koenig, Mr. Ritger, Mr. Pearson, Mr. Herbst, AccuMed, Northlea, and Monroe.

Exhibit 2. Stockholders Agreement dated December 4, 1998 by and among the Issuer, Alexander M. Milley, Robert C. Shaw, Cadmus
Corporation, Milley Management Incorporated, Mr. Gombrich, Mr. Koenig, Mr. Ritger, Mr. Pearson, Mr. Herbst, AccuMed, Northlea, and Monroe.

Exhibit 3.              Form of Common Stock Purchase Warrant.

Exhibit 4. Claims Settlement Agreement dated December 4, 1998 by and among the Issuer, Alexander M. Milley, Robert C. Shaw, Cadmus Corporation, Milley Management Incorporated, and Liberty Associates Limited Partnership.

Exhibit 5.              Joint Filing Agreement.

Exhibit 6.              Powers of Attorney.